EXHIBIT 99.1

Eneti Inc. Announces Financial Results for the First Quarter of 2023 and Declares a Quarterly Cash Dividend
MONACO - April 27, 2023 (GLOBE NEWSWIRE) - Eneti Inc. (NYSE: NETI) (“Eneti” or the “Company”), today reported its results for the three months ended March 31, 2023.
The Company also announced that on April 27, 2023 its board of directors (the “Board of Directors”) declared a quarterly cash dividend of $0.01 per share on the Company’s common shares.
Results for the Three Months Ended March 31, 2023 and 2022
•For the first quarter of 2023, the Company’s GAAP net loss was $17.6 million, or $0.48 per diluted share.
•Total revenues for the first quarter of 2023 were $13.8 million, compared to $22.4 million for the same period in 2022. First quarter 2023 revenues consisted of revenues generated by the Seajacks Scylla, which began work at an offshore wind farm project in the Netherlands, as well as the NG2500Xs which performed maintenance on offshore gas production platforms and wind turbine gear maintenance and consulting revenue. Seajacks Zaratan is expected to begin its next project in June 2023.

•Vessel operating costs were driven by fuel costs and catering (which are typically recharged to clients and presented on a gross basis in both revenue and vessel operating costs), as well as maintenance, which is typically incurred while vessels are off-hire.

•For the first quarter of 2022, the Company’s GAAP net income was $4.2 million, or $0.11 per diluted share, including a gain of approximately $18.5 million and cash dividend income of $0.2 million, or $0.48 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
•Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the first quarter of 2023 was a loss of $10.3 million and EBITDA for the first quarter of 2022 was $14.2 million (see Non-GAAP Financial Measures below).
Liquidity
As of April 21, 2023, the Company had approximately $112.2 million in cash and cash equivalents and $2.1 million in restricted cash.
Newbuildings
The Company is currently under contract with Daewoo Shipbuilding and Marine Engineering (“DSME”) for the construction of two next-generation offshore wind turbine installation vessels (“WTIV”). The aggregate contract price is approximately $654.8 million, of which $98.5 million has been paid. The WTIVs are expected to be delivered in the fourth quarter of 2024 and second quarter of 2025, respectively. The estimated future payment dates and amounts are as follows (1) (dollars in thousands):

	DSME1	DSME2
Q2 2023	$—	$32,441
Q3 2023	33,036	—
Q4 2023	33,036	—
Q1 2024	—	—
Q2 2024	—	32,441
Q3 2024	—	32,441
Q4 2024	198,217	—
Q1 2025	—	—
Q2 2025	—	194,644
Total	$264,289	$291,967
(1) These are estimates only and are subject to change as construction progresses.

Award of New Contracts

During the first quarter of 2023, Seajacks UK Limited, a wholly-owned subsidiary of the Company, (i) signed two new contracts in NW Europe for between 75 and 102 days of employment for one of its NG2500X-class vessels that is expected to generate between approximately $5.7 million and $7.1 million of revenue in 2023, (ii) negotiated additional extensions for another NG2500X-class vessel which have generated an additional €2.9 million over the fourth quarter of 2022 and first quarter of 2023, (iii) extended an existing contract for its NG14000X-class vessel which has generated an additional €2.6 million of revenue during the first quarter of 2023 and (iv) signed a contract in NW Europe for between 41 and 53 days of employment for one of its NG2500X-class vessels that is expected to generate between approximately $3.3 million and $4.1 million of revenue in 2023.

Intention to Enter into Joint Venture for Offshore Wind Foundation Installation

In April 2023, Eneti entered into a non-binding memorandum of understanding indicating its intention to form a joint venture company with Transocean Ltd. (“Transocean”) that will engage in offshore wind foundation installation activities.

The establishment and operation of the joint venture is subject to the negotiation and execution of definitive agreements which are expected to provide for (i) the conversion of at least two Transocean vessels into floating offshore wind foundation installation platforms, (ii) expertise and operational personnel to be provided by both Eneti and Transocean, and (iii) the right but not the obligation for each of Transocean and Eneti to invest in the joint venture with additional partners. The vessels, once converted, would be capable of carrying and installing up to six 3,500-ton, 12-meter diameter monopile foundations with state-of-the-art safety and efficiency.

Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of March 31, 2023 and April 21, 2023, are as follows (dollars in thousands):

	As of March 31, 2023	As of April 21, 2023
Credit Facility	Amount Outstanding
$175.0 Million Credit Facility	$62,500	$62,500
Total	$62,500	$62,500
The Company has undrawn availability under a $75.0 Million Revolving Loans of the above-mentioned $175.0 Million Credit Facility.
Performance Bonds
As of April 21, 2023, performance bonds were issued on behalf of the Company for $1.9 million, which was cash collateralized.

Quarterly Cash Dividend
In the first quarter of 2023, the Board of Directors declared, and the Company paid, a quarterly cash dividend of $0.01 per share totaling approximately $0.4 million.
On April 27, 2023, the Board of Directors declared a quarterly cash dividend of $0.01 per share, payable on or about May 31, 2023, to all shareholders of record as of May 10, 2023. As of April 27, 2023, there were 38,647,119 common shares outstanding.
Conflict in Ukraine
As a result of the conflict between Russia and Ukraine which commenced in February 2022, the United States, the European Union, and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. The ongoing conflict has disrupted supply chains and caused instability and significant volatility in the global economy. Much uncertainty remains regarding the global impact of the conflict in Ukraine and it is possible that such instability, uncertainty and resulting volatility could significantly increase our costs and adversely affect our business. These uncertainties could also adversely affect our ability to obtain additional financing or, if we are able to obtain additional financing, to do so on terms favorable to us. We will continue to monitor the situation to assess whether the conflict could have any material impact on our operations or financial performance.

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended March 31,
	2023	2022
Revenue:
Revenue	$13,816	$22,438
Operating expenses:
Vessel operating and project costs	18,890	18,051
Vessel depreciation	5,988	6,233
General and administrative expenses	8,302	10,016
Total operating expenses	33,180	34,300
Operating loss	(19,364)	(11,862)
Other income (expense):
Interest income	896	—
Income from equity investments	—	18,685
Foreign exchange income (loss)	1,031	(390)
Financial expense, net	(175)	(1,274)
Total other income, net	1,752	17,021
(Loss) income before income tax provision	(17,612)	5,159
Income tax expense	6	1,009
Net (loss) income	$(17,618)	$4,150

(Loss) earnings per share:
Basic	$(0.48)	$0.11
Diluted	$(0.48)	$0.11

Basic weighted average number of common shares outstanding	36,599	38,797
Diluted weighted average number of common shares outstanding	36,599	38,817

Eneti Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$117,847	$119,958
Restricted cash	2,120	7,269
Accounts receivable	17,403	35,776
Inventories	4,883	5,795
Prepaid expenses and other current assets	10,371	4,740
Contract fulfillment costs	1,530	634
Total current assets	154,154	174,172
Non-current assets
Vessels, net	515,484	521,331
Vessels under construction	114,028	110,969
Intangible assets	4,518	4,518
Other assets	3,361	3,514
Total non-current assets	637,391	640,332
Total assets	$791,545	$814,504

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$12,047	$12,039
Contract liabilities	7,594	6,706
Corporate income tax payable	2,695	2,637
Accounts payable and accrued expenses	18,789	23,629
Total current liabilities	41,125	45,011
Non-current liabilities
Bank loans, net	49,231	52,253
Other liabilities	1,817	1,926
Total non-current liabilities	51,048	54,179
Total liabilities	92,173	99,190
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 81,875,000 shares as of December 31, 2022 and 2021; outstanding 38,647,119 shares and 38,446,394 shares as of March 31, 2023 and December 31, 2022, respectively	1,136	1,134
Paid-in capital	2,065,842	2,064,168
Common shares held in treasury, at cost; 2,328,179 shares at March 31, 2023 and December 31, 2022	(17,669)	(17,669)
Accumulated deficit	(1,349,937)	(1,332,319)
Total shareholders’ equity	699,372	715,314
Total liabilities and shareholders’ equity	$791,545	$814,504

Eneti Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Three Months Ended March 31,
	2023	2022
Operating activities
Net (loss) income	$(17,618)	$4,150
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Restricted share amortization	2,051	1,549
Vessel depreciation	5,988	6,233
Amortization of deferred financing costs	204	—
Net (gains) on investments	—	(18,470)
Dividend income from equity investment	—	(215)
Drydocking expenditure	—	(504)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	18,372	(14,026)
Decrease in inventories	912	581
Increase in prepaid expenses and other assets	(6,468)	(1,985)
(Decrease) increase in accounts payable and accrued expenses	(4,059)	6,702
Increase (decrease) in taxes payable	58	(1,161)
Net cash used in operating activities	(560)	(17,146)
Investing activities
Dividend income from equity investment	—	215
Payments on vessels under construction and other fixed assets	(3,200)	(17,448)
Net cash used in investing activities	(3,200)	(17,233)
Financing activities
Proceeds from issuance of long-term debt	—	25,000
Repayments of long-term debt	(3,125)	(87,650)
Debt issuance costs paid	—	(2,700)
Dividends paid	(375)	(392)
Net cash used in financing activities	(3,500)	(65,742)
Decrease in cash and cash equivalents and restricted cash	(7,260)	(100,121)
Cash and cash equivalents and restricted cash, beginning of period	127,227	153,977
Cash and cash equivalents and restricted cash, end of period	$119,967	$53,856

Conference Call on Results:

A conference call to discuss the Company’s results will be held at 10:30 AM Eastern Daylight Time / 4:30 PM Central European Summer Time on April 27, 2023. Those wishing to listen to the call should dial 1 (877) 513-1694 (U.S.) or 1 (412) 902-4269 (International) at least 15 minutes prior to the start of the call to ensure connection. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Eneti Inc. website www.eneti-inc.com. Participants to the live webcast should register on the website approximately 15 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/7dbtnegm

About Eneti Inc.
Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and has invested in the next generation of wind turbine installation vessels. The Company is listed on the New York Stock Exchange under the ticker symbol NETI. Additional information about the Company is available on the Company’s website: www.eneti-inc.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”) is a non-GAAP financial measure that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. This non-GAAP financial measure should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliation of EBITDA.
EBITDA (unaudited)

	Three Months Ended March 31,
In thousands	2023	2022
Net (loss) income	$(17,618)	$4,150
Add Back:
Net interest (income) expense	(926)	1,274
Depreciation and amortization (1)	8,243	7,783
Income tax expense	6	1,009
EBITDA	$(10,295)	14,216
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and asset values, changes in demand for Wind Turbine Installation Vessel (“WTIV”) capacity, the continuing impacts of the ongoing novel coronavirus (COVID-19) pandemic, including its effects on demand for WTIVs and the installation of offshore windfarms, changes in our operating expenses, including fuel costs, drydocking and insurance costs, the market for our WTIVs, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including conditions resulting from the ongoing conflict between Russia and Ukraine, potential disruption due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.
Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact Information:

Eneti Inc.
James Doyle – Head of Corporate Development & Investor Relations
Tel: +1 646-432-1678
Email: Investor.Relations@Eneti-inc.com
https://www.eneti-inc.com